NEWMONT INITIATES OFFER TO ACQUIRE OUTSTANDING NOTES OF AUSTRALIAN SUBSIDIARY

DENVER, May 29, 2003 – Pursuant to plans announced on May 27, 2003, Newmont Mining Corporation (NYSE: NEM) today initiated an offer through its subsidiary, Yandal Bond Company Limited (YBCL), to acquire all of the outstanding 8 7/8% Senior Notes (the Notes) due April 2008 issued by Newmont’s Australian subsidiary, Newmont Yandal Operations Limited (Yandal), formerly Great Central Mines Ltd. In addition, on May 28, 2003, YBCL initiated a separate offer, subject to certain conditions, to acquire all of the gold hedge contracts entered into between Yandal and its counter parties. The offer to the counter parties closes at 5:00 p.m. Mountain Standard Time, June 3, 2003.

The Note offer by YBCL is to acquire all of the $237.2 million in Notes not owned by YBCL. Notes validly tendered and accepted will be purchased at a price of $500 per $1,000 principal amount of the Notes. This amount includes a consent payment of $20 per $1,000 principal amount of the Notes.

To receive the consent payment of $20 per $1,000 principal amount of the Notes, holders must tender their Notes and provide their consent to the proposed amendments by the consent payment deadline, which is 5:00 p.m., Eastern Standard Time, on June 12, 2003, unless extended. The tender offer to Note holders is scheduled to expire at 5:00 p.m., Eastern Standard Time, on June 26, 2003, unless extended.

Citigroup Global Markets Inc. is the dealer manager and Mellon Investor Services LLC is the depositary and information agent for the tender offer and consent solicitation. Note holders’ requests for documentation should be directed to Mellon Investor Services at (917) 320-6286 (for banks and brokers) or toll-free (800) 392-5792. Questions regarding the transaction should be directed to Citigroup Global Markets Inc. at (800) 558-3745.

The offer to purchase Notes and consent solicitation are being made solely by the Offer to Purchase and Consent Solicitation dated May 29, 2003 and the related Letter of Transmittal and Consent, which set forth the complete terms of the tender offer and consent solicitation.

Newmont, based in Denver, is the world’s premier gold mining company and the largest gold producer with significant assets on five continents.

Investor Contacts:
Wendy Yang (w) (303) 837-6141 wyang@corp.newmont.com

Nicola Frazer (w) 61-8-8303-1756 nfrazer@newmont.com.au

Media Contact:
Doug Hock (w) (303) 837-5812 doughock@corp.newmont.com